North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

October 24, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	North American Financial Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 6, 2011

File No. 333-175108

Dear Mr. Windsor:

On behalf of North American Financial Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

Amendment No. 2 reflects certain revisions of the Registration Statement in response to the comment letter dated September 22, 2011 from the staff of the Commission (the “Staff”). Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 2.

Use of Proceeds, page 43

1.

We note your response to comment 10 in our letter dated July 21, 2011. Please revise to disclose, if accurate, that the company does not currently have any plans to acquire depository institutions through traditional open bank and FDIC failed bank

Christian Windsor

U.S. Securities and Exchange Commission

acquisitions, through selective acquisitions of financial services companies or of assets, deposits and branches.

Response: In response to the Staff’s comment, the Company has revised pages 41 and 66 of Amendment No. 2 to disclose that it does not currently have any plans to acquire depository institutions through traditional open bank and FDIC failed bank acquisitions, through selective acquisitions of financial services companies or of assets, deposits and branches.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Interest Income, page 68

2.	On page 68 you indicate that you have a significant amount of liquidity that you intend to invest by generating organic loan growth. Revise this section to discuss the impact of the addition of the equity capital raised in this financing upon your ability to reach management’s targeted asset to equity ratios, upon your overall return on equity and the time in which management expects that it will be able to fully realized its organic and overall growth targets.

Response: In response to the Staff’s comment, the Company has revised page 66 of Amendment No. 2 to describe the impact of the addition of the equity capital raised in the offering upon its ability to reach management’s targeted asset to equity ratio, upon its overall return on equity and the time in which management expects that it will be able to fully its organic and overall growth targets.

Provision for Loan Losses, page 74

3.	We note reclassifications from nonaccretable difference of $72.8 million in the three months ended June 30, 2011. Please revise to disclose the specific facts and circumstances that led to the increase in expected cash flows to be collected on your PCI loan such that a reclassification from nonaccretable yield was appropriate. Also, please revise to disclose how you determined that there was no change in the cash flows expected on your PCI loan pools with impairment since the date of acquisition, as reflected in the table on page 75. Include a discussion of the expected change in cash flows in the Asset Quality section, beginning on page 84.

Response: In response to the Staff’s comment, the Company has revised pages 65, 73, 74 and 87 of Amendment No. 2 to disclose the facts and circumstances that led to the increase in expected cash flows to be collected on certain PCI loan pools.

In addition to the revisions in response to the Staff’s comment, the Company has made certain other changes to the table on page 74 for the purpose of clarifying and improving disclosure of the results of its second quarter 2011 cash flow re-estimation. These changes were as follows: (1) the table was re-formatted to group loan pools into covered and non-covered loans instead of grouping loan

Christian Windsor

U.S. Securities and Exchange Commission

pools according to the legacy bank from which they originated; (2) the table was revised to remove the column labeled as “Increase in Accretable Yield”; and (3) the table was updated to revise the weighted average prospective yields based on certain refinements to the Company’s second quarter 2011 cash flow estimates.

The updated grouping of loan pools into covered and non-covered allows for a more consistent presentation of quarterly cash flow re-estimation results with other credit-related disclosures. The removal of the column labeled as “Increase in Accretable Yield” was done for the purpose of clarifying the results of the Company’s cash flow re-estimation. The $72.8 million total in this column actually represented the present value of the increase in accretable yield resulting directly from the initial cash flow re-estimation process and did not reflect the full reclassification from nonaccretable difference during the second quarter as required to be disclosed in the financial statement footnotes. After reviewing this table, which is intended to summarize the impact of the second quarter cash flow re-estimation results, the Company believed that the impairment amounts and changes in weighted average prospective accretable yields are the most relevant and useful data points to a reader. All PCI loan pools had changes in expected cash flows resulting in some amount of reclassification from nonaccretable difference during the quarter. However, prospective pool yields only changed on loan pools with improved expected cash flows resulting from the re-estimation process. The refinements to the Company’s second quarter cash flow estimates were primarily the result of management’s identification of an isolated segment of 1-4 family mortgage loans that were more appropriately grouped with commercial loans rather than residential loans in determining the probability of default given the purpose and use of these loans in funding businesses. These refinements did not have a material impact on impairment in the second quarter of 2011 and did not affect any yield accretion recognized in either the three or six months ended June 30, 2011 since the increase in accretable yield based on this re-estimation process will be recognized in earnings prospectively.

Further, the Company revised page F-21 of Amendment No. 2 to change the number representing reclassifications from nonaccretable difference from $72,809 to $164,404. The number previously disclosed represented the present value of accretable yield resulting directly from the initial cash flow re-estimation process and was revised to properly reflect the reclassifications from nonaccretable difference during the period as required to be disclosed in this footnote table. The ending accretable yield balance was also revised accordingly. This revision had no impact on the Company’s financial condition or results of operations for the three or six month period ended June 30, 2011.

Business

Our Business Strategy

Efficiency and Cost Savings, page 126

4.	We note your presentation of “adjusted efficiency ratio” on page 126. This measure appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP financial measure in the future, please revise to comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 124 to comply with the requirements of Item 10(e) of Regulation S-K.

Annual Bonus Program, page 134

5.

We note your response to comment 22 in our letter dated July 21, 2011. We also note the bonus amounts disclosed in the Summary Compensation Table. To the extent quantitative performance targets were established for 2010 compensation, please revise to disclose those targets. If you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from

Christian Windsor

U.S. Securities and Exchange Commission

disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and C&DI – Regulation S-K, Question 118.04.

Response: In response to the Staff’s comment, the Company has revised page 158 of Amendment No. 2 to explain both that no quantitative performance targets were established with respect to 2010 compensation because the Company did not have any substantive operations at the commencement of that performance period and to indicate the types of performance measures that the Company may adopt in the future.

Exhibits

6.	We note your response to comment 31 in our letter dated July 21, 2011. In particular, we note that the legal opinion of Wachtell, Lipton, Rosen & Katz will be filed on and dated as of the effective date of the registration statement. Please file a form of opinion, along with counsel’s consent, with your next pre-effective amendment. Note that we may have comments after reviewing these exhibits.

Response: In response to the Staff’s comment, the Company has filed the form of legal opinion and consent of Wachtell, Lipton, Rosen & Katz as Exhibit 5.1. The executed legal opinion and consent of Wachtell, Lipton, Rosen & Katz will be filed on and dated as of the effective date of the Registration Statement.

*        *        *         *        *        *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor

U.S. Securities and Exchange Commission

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro at (212) 403-1314.

Sincerely,

/s/ Christopher G. Marshall
Christopher G. Marshall Chief Financial Officer

cc:	David E Shapiro, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019

Lee A. Meyerson, Esq.

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10016